Exhibit 99.3

1UPX 5. Beatrice Bassey 8. Marco Drago 11. Lorenzo Pellicioli 6. Massimiliano Chiara 9. James McCann 12. Samantha Ravich 7. Alberto Dessy 10. Heather McGregor 13. Vincent Sadusky For Against Abstain For Against Abstain For Against Abstain 14. Gianmario Tondato Da Ruos Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03EX3F + + q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q 2021 Annual General Meeting (“AGM”) Proxy Card Resolutions — The Board of Directors recommend a vote FOR Resolutions 1 – 22, inclusive A 1. To receive and adopt the annual report and accounts for the financial year ended 31 December 2020 (“Annual Report and Accounts”). 2. To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Report and Accounts. For Against Abstain 3. To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of the Annual Report and Accounts. 4. To approve Marco Sala continuing to hold office as a director until the conclusion of the third subsequent annual general meeting of the Company. For Against Abstain To approve the continued appointment of the following directors until the conclusion of the next annual general meeting of the Company: 15. To re-appoint PricewaterhouseCoopers LLP as auditor to hold office until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid. 16. To authorise the directors or the audit committee to determine the auditor’s remuneration. For Against Abstain 17. To authorise political donations and expenditure. 18. To authorise the directors to allot shares in the Company. 19. To authorise the directors to disapply pre-emption rights.* 20. To authorise the directors to disapply pre-emption rights for the purposes of financing an acquisition or other capital investment.* For Against Abstain 21. To authorise the Company to make off-market purchase of shares in the Company. 22. To approve the 2021 Equity Incentive Plan and authorise the directors to implement and give effect to the plan. *indicates a special resolution 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ 1234 5678 9012 345 MMMMMMMMM MMMMMMMMMMMMMMM 495880 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 MMMMMMMMMMMM MMMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext If no electronic voting, delete QR code and control # Δ≈ You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/IGT or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/IGT Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Votes submitted electronically must be received by 7 May 2021 at 10.00 a.m. EDT/3.00 p.m. BST Your vote matters – here’s how to vote! *

International Game Technology PLC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + + Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Date (mm/dd/yyyy) — Please print date below. Authorised Signatures — This section must be completed for your vote to count. Please date and sign below. B Notice of 2021 Annual General Meeting Proxy Solicited by Board of Directors for Annual General Meeting — 11 May, 2021 The Chairperson of the Meeting or , each with the power of substitution, are hereby authorised to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of International Game Technology PLC to be held on 11 May 2021 at 3:00 p.m. (BST) or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR Resolutions 1-22, inclusive. In their discretion, the Proxies are authorised to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) (see note 2 above) Notes on filling in your Proxy Card In light of the COVID-19 pandemic and in line with latest Government’s measures and guidance, shareholders should be aware that their ability to attend the AGM in person will be restricted. Shareholders are advised to refer to the Notice of AGM for details of the restrictions in place, and to monitor the Company’s website and announcements regularly for any updates in relation to the AGM. The notes below shall be read subject to these restrictions. 1. As a shareholder of the Company, you have a right to go to, speak and vote at the AGM. If you do not intend to go to the meeting, but still want to vote you can appoint one or more persons (who need not be a shareholder) as a proxy to go to the meeting and speak and vote instead of you. You can only use this card and the procedures set out in these notes to appoint the Chairperson of the Meeting or someone else as your proxy. 2. If you want to nominate someone other than the Chairperson of the Meeting as your proxy, give that person’s name in block capitals in the space below. Your proxy must then go to the meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted. If you sign and return this proxy card with no name inserted in the box, the Chairperson of the Meeting will be deemed to be your proxy. 3. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare on +1 866-395-6419. 4. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution. If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. 5. This proxy card must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy card must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy card is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy card. 6. For the proxy named in this card to act for you, your card must be completed, signed and sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, PO Box 505000, Louisville KY 40233-5000 and received by no later than 10.00 a.m. (EDT)/3.00 p.m. (BST) on 7 May 2021 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy card, you may either appoint your proxy by electronic means at www.investorvote.com/lGT or, within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone. Proxies submitted by the internet or telephone must be received by the same aforementioned cut-off time. 7. In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior). 8. To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 10.00 a.m. (EDT)/3.00 p.m. (BST) on 7 May 2021 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day). The return of a completed proxy card will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so. 9. If you make any alterations on this card, you must put your initials next to them. 10. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of AGM. 11. You may not use any electronic address provided in this proxy card to communicate with the Company for any purpose other than those expressly stated. 2021 Annual General Meeting Admission Ticket 2021 Annual General Meeting of International Game Technology PLC 11 May 2021, 3:00 p.m. BST Second Floor, Marble Arch House, 66 Seymour Street London, W1H 5BT United Kingdom